Exhibit 99.2

NeuroSense Therapeutics to Participate in the 2022 Virtual Growth Conference Presented by Maxim Group LLC and hosted by M-Vest on March 28th – 30th from 9:00 a.m. - 5:00 p.m. EDT

CAMBRIDGE, Mass., March 15, 2022 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) ("NeuroSense"), a company developing treatments for severe neurodegenerative diseases, announced today that the company's CEO, Alon Ben-Noon, has been invited to present at the 2022 Virtual Growth Conference, presented by Maxim Group LLC and hosted by M-Vest, on March 28th - 30th from 9:00 a.m. - 5:00 p.m. EDT.

Mr. Ben-Noon will be presenting during the fireside chat entitled "NeuroSense – Novel Approach to Tackle ALS on Multiple Fronts" on Wednesday, March 30, at 09:30am EDT.

During this virtual conference, investors will hear from executives from a wide range of sectors including Biotech, Clean Energy, Electric Vehicles, Financial Services, Fintech & REITS, Gaming & Entertainment, Healthcare, Healthcare IT, Infrastructure, Shipping and Technology/ Media/Telecom. The conference will feature company presentations, fireside chats, roundtable discussions, and live Q&A with CEOs moderated by Maxim Research Analysts.

This conference will be live on Maxim's M-Vest platform. To attend, just sign up to become an M-Vest member  by clicking here and click here to reserve your seat.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include ALS, Alzheimer's disease and Parkinson's disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases, NeuroSense's strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

NeuroSense completed a Phase 2a clinical study with 15 ALS patients in 2021. In this study, PrimeC was given in an intermediate formulation for 12 months to all of the patients. The study results showed meaningful clinical outcomes along with ALS related biological markers that were significantly changed, indicating a biological activity of PrimeC. NeuroSense plans to initiate a Phase 2b study, double-blind, placebo controlled, multicentered in Israel and the US in the first half of 2022 to evaluate the final formulation of PrimeC. PrimeC is a novel extended-release formulation composed of unique doses of two FDA-approved drugs, which aim to synergistically inhibit the progression of ALS. PrimeC has received orphan drug status from the FDA and EMA.

In addition, NeuroSense has recently announced the third stage of its collaboration with Massachusetts General Hospital in Boston on novel Neuron-Derived Exosomes (NDEs) to determine further the biological changes in ALS related pathologies and the effect of PrimeC on the relevant targets.

NeuroSense is also advancing programs in Alzheimer's disease and Parkinson's disease, and is aiming to initiate clinical studies in these indications in the first half of 2023.

For additional information we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics' current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding patent applications; the company's PrimeC development program; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials; the nature, strategy and focus of the company and further updates with respect thereto; and the development and commercial potential of any product candidates of the company. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

For further information: Email:  info@neurosense-tx.com, Tel: +972 (0)9 953 1146